[MarkWest Energy Partners, L.P. Letterhead]

January 16, 2009

Via EDGAR and Facsimile

Ms. Anne Nguyen Parker

Mr. Douglas Brown

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	MarkWest Energy Partners, L.P.
File No. 1-31239

Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008

Form 10-Q for the quarterly period ended September 30, 2008
Filed November 10, 2008

Dear Ms. Parker and Mr. Brown:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership” or “we”), to comments received from the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2008, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 29, 2008, the Partnership’s Definitive Proxy Statement filed with the Commission on April 29, 2008 and the Partnership’s Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business, page 4

1. You disclose on page 6 that you sell the purchased and retained NGLs to Targa Resources Partners, L.P. under a long-term contract, and that such sales represent 31.8% of the Partnership’s consolidated revenue in 2007. You also disclose that ONEOK, accounting for 14.8% of consolidated revenue in 2007, was also significant to the Partnership’s consolidated revenues. In an appropriate place in your filing, discuss the material terms of the contracts or arrangements with each of Targa and ONEOK. File your agreements with these two customers, or tell us why they do not need to be filed.

Response: The Partnership has not historically considered the long-term contracts with Targa Liquids Marketing and Trade (“Targa”) and ONEOK Hydrocarbon, L.P. (“ONEOK”) to be material to the Partnership because the amount of natural gas liquids required to be purchased under such contracts has not historically been considered material to the Partnership’s overall natural gas liquids production.  The recent volatility in commodity prices resulted in such contracts producing a larger percentage of the Partnership’s revenue than historically resulted.  Based on this Staff comment, however, the Partnership will evaluate the materiality of each contract based on revenue contribution, commodity prices and production of natural gas liquids for fiscal year 2008 and for future reporting periods, and will file such contracts in the Partnership’s Annual Report on Form 10-K for fiscal year 2008 and other future filings.

In response to your request to modify our filing to discuss the material terms of the contracts or arrangements with each of Targa and ONEOK, we propose to modify the disclosure relating to the Targa and ONEOK contracts and arrangements in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 and future filings with the Commission to include the following statements:

“Our contract with Targa stipulates that they will purchase 100% of the natural gas liquids produced at our East Texas processing facility at a current market price adjusted for certain fees. This original term of the agreement expires in December 2015.”

“Our contract with ONEOK requires them to purchase 100% of the natural gas liquids produced at the Arapaho processing facility at a current market price adjusted for certain fees. This original term of the agreement expires in July 2011.”

Recent Developments, page 4

2. You state that “As a result of the merger, the Company is a wholly owned subsidiary of the Partnership.”  You further state that “As a result of the merger and redemption, the Company owns approximately 31% of the Partnership.” Please explain how this latter sentence is depicted in the organization chart relating to “Ownership Structure—Post Merger.”

Response:   MarkWest Hydrocarbon, Inc. and its subsidiary, MarkWest Energy GP, L.L.C. (collectively, the “Company”) own 22.6 million Class A units of MarkWest Energy Partners, L.P. (the “Partnership”) that were received in the redemption and merger in exchange for the incentive distribution rights and common units previously held.  The Class A units represent a 31% interest in the Partnership as follows:

	Units
	(in millions)
Class A units	22.64	31%
Common units	50.88	69%
Total units	73.52	100%

The issuance of the Class A units was adopted due to tax considerations, with the Class A units receiving an allocation of Partnership taxable income for tax purposes.  However, the Class A units are eliminated from the Partnership’s consolidated financial statements.  The graph depicted on page 4 of the 10-K for the year ended December 31, 2007 reflects the partnership structure from the basis of the consolidated financial statements with the Class A units eliminated.

Definitive Proxy filed April 29, 2008

General

3. Please confirm in writing that you will comply with the following comment relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:    The Partnership will provide the level of disclosure provided in the response to Comment 4 below with respect to compensation decisions for fiscal year 2007 in the Partnership’s future filings with the Commission with respect to compensation decisions in future reporting periods. Please see response to Comment 4 below.

Compensation Decisions for 2007, page 36

4. Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2007. For example, you provide little, if any, of your specific company and/or individual goals and objectives that otherwise would not apply to any company. Provide your primary financial objectives, base-plan goals, stretch performance levels, and certain operational targets (collectively “targets”) in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2007. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards. For example, quantify the targets used in determining compensation, such as the Partnership’s distributable cash flow and MarkWest Hydrocarbon’s operating cash flow used in determining incentive compensation. See Item 402(b)(1) of Regulation S-K.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:   We acknowledge the Staff’s Comments 3 and 4.  In response to Comment 4, the following disclosure provides the additional information requested about the compensation decisions for fiscal year 2007, and in response to Comment 3, the proposed disclosure below with respect to compensation decisions for fiscal year 2008 provides an example of the level of disclosure we anticipate providing about compensation decisions for fiscal year 2008 and future reporting periods.  The disclosures for the 2008 fiscal year and other future reporting periods have yet to be reviewed by the Compensation Committee and will be subject to its review.

Compensation Decisions for 2007

Short-Term Cash Incentive Plan Compensation

The short-term cash incentive award targets for the NEOs for 2007 were established by the Boards of Directors of both the General Partner and of MarkWest Hydrocarbon (collectively the “Boards”) at the beginning of the year and targeted approximately 50% to 65% of base salary for achievement of base-plan performance goals and up to an additional 40% of base salary for achievement of stretch performance. The base-plan financial targets for 2007 were: Partnership annual distributable cash flow of $115 million and MarkWest Hydrocarbon annual operating cash flow of $30 million. Stretch performance was set at 125% of the respective targets, or Partnership annual distributable cash flow of $144 million and MarkWest Hydrocarbon annual operating cash flow of $37 million.  In addition, the Boards also established non-financial performance goals and objectives, which are evaluated with respect to funding 25% of the executive officers’ short-term incentive compensation.  For 2007, these non-financial performance goals and objectives included: achieving accurate financial reporting and timely SEC filings; demonstrating full compliance and superior performance in the Partnership’s environmental, health and safety practices; performing appropriate Sarbanes-Oxley Act of 2002 (“SOX”) Section 404 remediation activities and achieving successful testing of and compliance with SOX requirements; general and administrative expense management; and reaching top quartile distribution and yield performance as compared to an internally developed MLP pipeline peer group.  The Compensation Committees and the Boards review these items in the aggregate and determine the level of funding they feel is appropriate.  Individual performance of the CEO is evaluated by the Boards in executive session on overall company performance (absolute performance and performance relative to peer companies), together with evaluation of subjective performance measures. The other NEOs’ individual performance is evaluated by the CEO based on subjective appraisals of relevant department and individual performance and responsibilities and these evaluations are then reported by the CEO to the Compensation Committees and the Boards.

The actual 2007 short-term cash incentive awards were determined at the January 2008 Boards of Directors meetings based on actual company performance relative to the established goals and objectives, as well as on evaluation of each NEO’s relevant departmental and individual performance during the past year.  In 2007, the Partnership’s annual distributable cash flow was $163 million and MarkWest Hydrocarbon’s annual operating cash flow was $37 million, both of which exceeded our base-plan goals and achieved full stretch performance levels in financial targets. The Compensation Committees and Boards also determined that the non-financial performance goals and objectives were all met or satisfied and that the full 25% of the executive officers’ short-term incentive compensation pool related to these goals and objectives should be funded.  The Compensation Committees and the Boards reviewed the financial and non-financial goals and objectives results as well as the individual performance evaluations of the NEOs, and approved short-term cash incentive awards for 2007 for the NEOs other than the CEO at 90% of base salary, including the incremental stretch component. The Compensation Committees and Boards separately derived the CEO’s short-term and long-term incentive awards. The CEO’s short-term cash incentive award for 2007, including the incremental stretch component, was granted at 100% of base salary.

Long-Term Equity Incentive Awards

The Compensation Committees set the 2007 long-term incentive award targets for the NEOs at a value of between 45% to 90% of base salary for achievement of the base-plan goals, and the opportunity for stretch long-term equity incentive awards are left to the discretion of the Compensation Committees and the Boards.  As stated above, the base plan financial targets for 2007 were Partnership annual distributable cash flow of $115 million and MarkWest Hydrocarbon annual operating cash flow of $30 million. Stretch performance was set at 125% of the respective targets, or Partnership annual distributable cash flow of $144 million and MarkWest Hydrocarbon annual operating cash flow of $37 million.  For 2007, the Partnership’s annual distributable cash flow was $163 million and MarkWest Hydrocarbon’s annual operating cash flow was $37 million, both of which exceeded our base-plan goals and achieved full stretch performance levels in financial operational targets. The Compensation Committees and the Boards reviewed the financial and non-financial goals and objectives results as well as the individual performance evaluations of the NEOs, and approved long-term equity incentive awards for 2007 performance of the NEOs in the range from approximately 50% to 110% of base salary, including the incremental stretch component. The Compensation Committees and Boards separately derived the CEO’s long-term incentive award, which is granted at the Boards’ discretion. The CEO’s long-term incentive award for 2007, including the incremental stretch component, was granted at 75% of base salary. In addition, the CEO received an award of 4,500 phantom units in recognition of performance and successful completion of the redemption and merger with MarkWest Hydrocarbon.

Distributable cash flow is a Non-GAAP measure.  In general, we define distributable cash flow as net income, plus (i) depreciation, amortization, accretion and impairment expense; (ii) non-cash earnings from unconsolidated affiliates; (iii) distributions from / contributions to unconsolidated affiliates net of growth capital expenditures; (iv) non-cash compensation expense; (v) non-cash derivative activity; (vi) disposal of PP&E; and (vii) less maintenance capital expenditures. Distributable cash flow is a significant liquidity metric used by our senior management to compare basic cash flows generated by us to the cash distributions we expect to pay partners. Distributable cash flow is also an important Non-GAAP financial measure for our limited partners since it serves as an indicator of our success in providing a cash return on investment. Distributable cash flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships such as ours because the value of a partnership unit is in part measured by its yield (which in turn is based on the amount of cash distributions a partnership pays to a unitholder).

Compensation Decisions for 2008

Short-Term Cash Incentive Awards

The short-term cash incentive award targets for the NEOs for 2008 were established by the Board at the beginning of the year.  For the CEO, the short-term cash incentive award target was set at 75% of base salary for achievement of base-plan performance goals and at up to an additional 50% of base salary for achievement of stretch performance.  The other NEO targets were established at 60% of base salary for achievement of base-plan performance goals and at up to an additional 40% of base salary for achievement of stretch performance.  75% of the short-term cash incentive pool is funded according to financial performance and 25% of the pool is funded pursuant to satisfaction of non-financial goals.  The base-plan financial target for 2008 was an annual distributable cash flow of $183 million. Stretch performance was set at 125% of the base-plan target, or annual distributable cash flow of $229 million.  The Board also established the non-financial performance goals and objectives, which are evaluated with respect to funding 25% of the executive officers’ NEOs short-term incentive compensation.  For 2008, these non-financial performance goals and objectives included a combination of reaching top quartile distribution and yield performance as compared to an internally developed MLP pipeline peer group; successful execution of the enterprise risk management project implementation goals; demonstrating full compliance and superior performance in the Partnership’s environmental, health and safety practices; appropriate performance relative to commodity risk management and financial reporting goals; achieving or exceeding project economic forecasts and goals; and general and administrative expense management.  The Compensation Committee and the Board review these items in the aggregate and determine the appropriate level of funding.  Individual performance of the CEO is evaluated by the Compensation Committee and by the Board in executive session on overall company performance (absolute performance and performance relative to peer companies), together with evaluation of subjective performance measures. The other NEOs’ individual performance is evaluated by the CEO based on subjective appraisals of relevant department and individual performance and responsibilities and these evaluations are then reported by the CEO to the Compensation Committee and the Board.

The actual 2008 short-term cash incentive awards were determined at the January 2009 Board of Directors meetings based on actual company performance relative to the established goals and objectives, as well as on evaluation of the each NEO’s relevant departmental and individual performance during the past year.  In 2008, the Partnership’s annual distributable cash flow was [$         million] which [exceeded our base-plan goals] [achieved full stretch performance level] in financial targets. The Compensation Committee and Board also determined that the non-financial performance goals and objectives were [met or satisfied] and that [        % of the NEOs’ short-term incentive compensation pool related to these goals and objectives should be funded. ]  The Compensation Committee and the Board reviewed the financial and non-financial goals and objectives results as well as the individual performance evaluations of the NEO’s, and approved short-term cash incentive awards for 2008 for the NEOs other than the CEO at       % of base salary[, including the incremental stretch component]. The Compensation Committee and Board separately derived the CEO’s short-term and long-term incentive awards. The CEO’s short-term cash incentive award for 2008[, including the incremental stretch component,] was granted at       % of base salary.

Long-Term Equity Incentive Awards

The 2008 long-term incentive awards were made pursuant to the Board’s approved senior executive and key employee long-term incentive program approved in 20072008, which granted the NEOs an aggregate of 570,000 phantom units, which.  These units vest on a time-based and performance-based schedule in three equal installments on each January 31 vesting anniversary over a three year period.  Forty percent (40%) of each installment is based on continuing employment over the vesting period, and sixty percent (60%) of each installment is performance-based.  Vesting of the performance-based awards is conditional upon the achievement of designated annual financial performance goals. The 2008 financial performance goals are based upon the following distributable cash flow (“DCF”) earned per common unit targets: a “Base” target of $3.23 DCF/common unit; a “Stretch A” target of $3.32 DCF/common unit; and a “Stretch B” target of $3.38 DCF/common unit. Vesting of the performance-based phantom units is tiered according to achievement of each of the targets pursuant to the following thresholds: (i) 50% of the performance-based phantom units vest upon attainment of the “Base” target DCF/common unit; (ii) an additional 20% of the performance-based phantom units vest on attainment of the “Stretch A” target DCF earned per common unit; (iii) another 20% of the performance-based phantom units vest on attainment of the “Stretch B” target DCF earned per common unit; and (iv) and the remaining  10% of the performance-based phantom units vest based on the Board’s discretion, which is driven by factors relevant at the time of the vesting date of the award installment.

For 2008, the Partnership’s annual distributable cash flow earned was $              per common unit, [which exceeded the Base target], [achieved Stretch A] and [achieved Stretch B targets].  Accordingly,       % of each of the NEO’s 2008 installment of performance-based units were vested in accordance with achievement of the established performance goals.  The Board also determined that          of the discretionary portion of the performance-based phantom units would be vested for each of the NEOs. The time-based phantom units also vested to all NEOs who remained employed as of the January 31 vesting anniversary date.

Form 10-Q for the quarterly period ended September 30, 2008

Liquidity and Capital Resources, page 59

5. You state that you believe that it will be necessary to raise additional capital in order to finance incremental growth projects beyond those that are currently approved by the board. Please explain in better detail the nature of the “incremental growth projects,” the amount of additional capital you believe that you will need to raise, and how and when you will raise such capital.

Response:  While we acknowledge and agree conceptually with this Staff comment, we believe that our statement properly informs the reader that if we were unable to raise additional capital then neither management nor the board would approve or commit the Partnership to undertake any incremental growth projects.  The term “incremental growth projects” does not refer to a specific project or group of projects. The term refers to any project that management would consider only after we determine that we can raise the necessary capital. Because no incremental growth projects have been specifically identified or approved by the board of directors, we cannot provide a more detailed description of these projects. We will provide more detailed description of material projects approved by the Board of Directors, if any, in the Partnership’s future filings with the Commission.

Item 4.  Controls and Procedures, page 69

6. We note your disclosure that except as described above, there were no other changes to your internal controls over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.  Please modify to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:  While we acknowledge and agree conceptually with this Staff comment, in the first paragraph of Item 4 regarding the ERP system implementation, we state that “As a result of this implementation, some internal controls over financial reporting have been changed to address the new environment associated with the implementation of the system.”  We continue to state that the Partnership believes such changes will strengthen the Partnership’s internal controls over financial reporting.  However, pursuant to this Staff comment, we will enhance our disclosure regarding whether any changes in the partnership’s internal control over financial reporting that occurred during the reporting period materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting in the Partnership’s future filings with the Commission.  Using the quarter ended September 30, 2008 as an example, we would include disclosure similar to the language below discussing the ERP system implementation in the Partnership’s future filings with the Commission.

Changes in Internal Controls Over Financial Reporting

ERP System Implementation

In May 2007, the Partnership began the phased implementation of an Enterprise Resource Planning (“ERP”) system. Implementing an ERP system involves significant changes in business processes that management believes will provide meaningful benefits, including more standardized and efficient processes throughout the Partnership. As a result of this ongoing implementation, material changes to the Partnership’s internal controls over financial reporting occurred in the quarter ended September 30, 2008.  While the Partnership believes that this new system and the related changes to internal controls will strengthen its internal controls over financial reporting, there are inherent risks in implementing any new system and the Partnership will continue to evaluate and test these control changes in order to provide certification as of year-end on the effectiveness, in all material respects, of the Partnership’s internal controls over financial reporting.

Except as described above, there were no other changes in the Partnership’s internal controls over financial reporting during the quarter ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

Item 6. Exhibits, page 73

7. We note that you recently filed a request for confidential treatment in connection with your 10-Q filed November 10, 2008. Please note that any comments issued regarding your request for confidential treatment will be issued by separate cover.

Response: We acknowledge the Staff’s comment and have noted that any comments regarding our request for confidential treatment will be issued under separate cover.  In the event that we receive such comments, we will respond as requested.

In responding to your comments, we acknowledge that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we have responded above, we conceptually agree with a number of the suggested changes and believe they could enhance our disclosure.  After consultation with our professional advisors, however, we do not believe that the suggested changes, individually or in the aggregate, should necessitate amendments to the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 29, 2008 or Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008 because such reports, when viewed in their entirety, contain information adequate for investors to make a fully informed investment decision.  We will, however, where we so indicated above, incorporate the suggested changes and the proposed language into the Partnership’s future filings with the Commission, to the extent required by such filings and to the extent the discussions are factually relevant at that time.

Please direct any questions or comments regarding the foregoing to me at (303) 925-9210.

Very truly yours,
MarkWest Energy Partners, L.P.

/s/ NANCY K. BUESE
Nancy K. Buese
Senior Vice President and Chief Financial Officer